Exhibit 99.3

FORM OF LETTER TO SHAREHOLDERS

DREAMS, INC.

2 South University Drive

Plantation, Florida 33324

(954) 377-0002

[                    ], 2005

Dear Shareholders:

We are sending you this letter as a holder of our common stock as of [                    ], 2005 (the “Record Date”), in connection with our offering of non-transferable subscription rights which may be exercised to acquire two shares of our common stock for each share of our common stock that you owned on the Record Date for $0.03 per share ($0.06 per two shares) (the “Rights Offering”). We have described the subscription rights and the Rights Offering in the enclosed Prospectus and evidenced the subscription rights by a Subscription Agreement registered in your name. Enclosed are copies of the following documents:

1.	a prospectus dated [ ], 2005 (the “Prospectus”);

2.	a Subscription Agreement with instructions for use of the Subscription Agreement;

3.	an Internal Revenue Service Form W-9 (Request for Taxpayer Identification Number and Certification), which you will fill out and return if you are a United States person, and an Internal Revenue Service Form W-8BEN (Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding), which you will fill out and return if you are not a United States person; and

4.	a return envelope addressed to Fidelity Transfer Company as the subscription agent (the “Subscription Agent”) for the Rights Offering.

Please review the Prospectus which describes how you may participate in this Rights Offering. If you wish to participate in the Rights Offering, you must complete and return your Subscription Agreement and IRS Form W-9 (if you are a United States person) or IRS Form W-8BEN (if you are not a United States person) to the Subscription Agent in the enclosed return envelope. As indicated in the Prospectus, there is a limited period of time during which you will be able to exercise the subscription rights and purchase shares of our common stock in the Rights Offering. We therefore suggest that you act promptly in order to participate in the Rights Offering. The subscription rights are not transferable other than in very limited circumstances (as set forth in the Prospectus) and will not be listed for trading on any stock exchange.

Neither Dreams, Inc. nor its Board of Directors is making any recommendation as to whether or not you should exercise your subscription rights. You should make your decision based upon your own assessment of your best interests and after considering all of the information in the Prospectus, including the risk factors.

We thank you for your support and confidence and look forward to continuing to serve you.

If you have any questions about the Rights Offering, please contact David M. Greene, Senior Vice President of Dreams, Inc., at (954) 377-0002.

Very truly yours,

Ross Tannenbaum
President and Chief Executive Officer